Exhibit 2.1

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1, dated as of July 7, 2014 (this “Amendment”), to the Stock Purchase Agreement, dated as of June 2, 2014 (the “Agreement”), by and among PHH Corporation, a Maryland corporation (the “Company”), and Element Financial Corporation, an Ontario corporation (“Buyer”).  Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties”.  Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

W I T N E S S E T H

WHEREAS, the Company and Buyer are parties to the Agreement; and

WHEREAS, pursuant to Section 8.3 of the Agreement, the Company and Buyer desire to make certain amendments to the Agreement to effect the Closing on the date hereof and for the Company to indemnify Buyer for certain liabilities.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.             Article I of the Agreement is hereby amended by deleting such article in its entirety and inserting in lieu thereof the following:

ARTICLE I

PURCHASE AND SALE

Section 1.1            Purchase and Sale.  At the Closing, upon the terms and subject to the conditions of this Agreement, the following steps shall occur in the order set forth below:

(a)           (i) the Company shall sell (and cause the other Fleet U.S. Equity Seller to sell) to the Fleet U.S. Buyer, and Buyer shall cause the Fleet U.S. Buyer to purchase from the Fleet U.S. Equity Sellers, all of the Fleet U.S. Equity Sellers’ right, title and interest in and to the Fleet U.S. Equity; and (ii) the Company shall assign (or cause the applicable Non-Fleet Subsidiary to assign), and Buyer or its designees shall assume, effective as of the Closing, all rights, liabilities and obligations of the Company or such Non-Fleet Subsidiary under the Contracts set forth in Section 1.1(a) of the Company Disclosure Schedule (the “Assumed Contracts”); and

(b)           immediately after the transfer of the Fleet U.S. Equity to the Fleet U.S. Buyer, the Company shall cause the Fleet Canadian Equity Seller to sell to the Fleet Canadian Buyer, and Buyer shall cause the Fleet Canadian Buyer to purchase from the Fleet Canadian Equity Seller, all of the Fleet Canadian Equity Seller’s right, title and interest in and to the Fleet Canadian Equity.

Section 1.2            Purchase Price.  Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a)           Buyer shall cause the Fleet U.S. Buyer, in consideration for the purchase of the Fleet U.S. Equity pursuant to Section 1.1(a), to pay to the account or accounts designated by the Fleet U.S. Equity Sellers by wire transfer of immediately available funds (i) the Initial U.S. Purchase Price determined in accordance with Section 1.4(a)(ii) and (ii) and the Additional U.S. Purchase Price; and

(b)           Buyer shall cause the Fleet Canadian Buyer, in consideration for the purchase of the Fleet Canadian Equity pursuant to Section 1.1(b), to pay to the account or accounts designated by the Fleet Canadian Equity Seller by wire transfer of immediately available funds (i) the Initial Canadian Purchase Price determined in accordance with Section 1.4(a)(iii) and (ii) the Additional Canadian Purchase Price.

Each of the Initial U.S. Purchase Price and the Initial Canadian Purchase Price is subject to further adjustment following the Closing in accordance with Section 1.4.  The rights, liabilities and obligations of the Company under the Assumed Contracts shall be transferred to Buyer or its designees for no separate consideration.

Section 1.3            Closing.  The closing of the purchase and sale of the Fleet Equity (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022 at 10:00 a.m. (local time) on July 7, 2014.  The date on which the Closing occurs being referred to herein as the “Closing Date.”

Section 1.4            Purchase Price Adjustment.

(a)                                 Determination of Initial Purchase Price.

(i)            No later than two Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a certificate setting forth its good faith estimate of: (A) the U.S. Net Assets as of the Measurement Time (the “Estimated U.S. Net Assets”) and (B) the Canadian Net Assets as of the Measurement Time (the “Estimated Canadian Net Assets”).  The Estimated U.S. Net Assets and the Estimated Canadian Net Assets will be prepared in conformity with the Financial Statement Principles and Exhibit B.

(ii)           The “Initial U.S. Purchase Price” shall be an amount in cash equal to the sum of (A) the U.S. Base Price and (B) an amount equal to the Estimated U.S. Net Assets minus the Reference U.S. Net Assets (which amount may be positive or negative).

(iii)          The “Initial Canadian Purchase Price” shall be an amount in cash equal to the sum of (A) the Canadian Base Price and (B) an amount equal to the Estimated Canadian Net Assets minus the Reference Canadian Net Assets (which amount may be positive or negative).

(b)                                 Post-Closing Purchase Price Adjustment.

(i)            Within 45 days following the Closing Date, Buyer shall deliver to the Company the following (collectively, the “Preliminary Adjustment Statement”):

(A)          an unaudited combined balance sheet of the Fleet Business as of the Measurement Time (the “Preliminary Closing Balance Sheet”), prepared by Buyer in accordance with the Financial Statement Principles; and

(B)          a reasonably detailed calculation by Buyer of the U.S. Net Assets and the Canadian Net Assets, in each case as of the Measurement Time, based on the Preliminary Closing Balance Sheet (such amounts, the “Closing Adjustment Amounts”).  The Closing Adjustment Amounts will be prepared in conformity with the Financial Statement Principles and Exhibit B.

(ii)           The Company shall have 45 days (the “Review Period”) following receipt of the Preliminary Adjustment Statement to review the Preliminary Closing Balance Sheet and the calculation of the Closing Adjustment Amounts and to notify Buyer in writing if it disputes any of the items set forth on the Preliminary Adjustment Statement (the “Disagreement Notice”).  In connection with the Company’s review of the Preliminary Adjustment Statement, the Company and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Buyer or its Representatives in connection with its preparation of the Preliminary Closing Balance Sheet and/or its calculation of the Closing Adjustment Amounts and to finance personnel and accountants of Buyer and its Subsidiaries and any other information which the Company reasonably requests, and Buyer shall, and shall cause its Representatives to, cooperate reasonably with the Company and its Representatives in connection therewith.

(iii)          In the event that the Company shall deliver a Disagreement Notice to Buyer, Buyer and the Company shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Preliminary Closing Balance Sheet and Closing Adjustment Amounts shall be made in writing in accordance with the agreement of Buyer and the Company.  If the Company does not deliver a Disagreement Notice to Buyer before the expiration of the Review Period, effective as of 12:01 a.m., New York City Time, on the day immediately following the last day of the Review Period, the Closing Adjustment Amounts as shown in the Preliminary Adjustment Statement shall become final, conclusive and binding on the parties hereto and shall constitute the respective Final Adjustment Amounts for purposes of Section 1.4(b)(vii), Section 1.4(b)(ix) and Section 1.4(b)(x).

(iv)          If Buyer and the Company are unable to resolve any such dispute within 30 days or such longer period as Buyer and the Company shall mutually agree in writing (the “Resolution Period”) after the Company’s delivery of the Disagreement Notice, such dispute shall be promptly submitted to a mutually acceptable nationally recognized firm of independent certified public accountants that has not provided material services to either the Company or Buyer or their Affiliates in the preceding three years, or if no such firm is available and willing to serve, then a mutually acceptable expert in public accounting, in each case, upon which Buyer and the Company shall have mutually agreed (an “Independent Accounting Firm”).  If the parties are unable to agree on an Independent Accounting Firm within 15 days following the expiration of the Resolution Period, either party may request CPR to appoint a senior partner in a nationally recognized accounting firm to serve as the Independent Accounting Firm.

(v)           If any remaining items in dispute (“Unresolved Items”) are submitted to the Independent Accounting Firm for resolution, each of Buyer and the Company shall submit to the Independent Accounting Firm (with a copy delivered to the other Party on the same day), within 15 days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Items.  Each of Buyer and the Company may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other Party on the same day), within 30 days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other Party.  Unless requested by the Independent Accounting Firm in writing, no Party may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing.  The Independent Accounting Firm shall be given reasonable access to all relevant records of the Fleet Business to calculate the Closing Adjustment Amounts.

(vi)          The Independent Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Buyer, on the one hand, and the Company, on the other hand, and not by independent investigation, the Closing Adjustment Amounts and shall be instructed that its calculation (A) must be made in accordance with the Financial Statement Principles, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Company in the Disagreement Notice and by Buyer in the Preliminary Adjustment Statement.  The Independent Accounting Firm shall submit such calculation to the Company and Buyer as soon as practicable, but in any event within 30 days after the Unresolved Items are submitted to the Independent Accounting Firm.  Except for any dispute to the extent relating to any interpretation of Law or terms of this Agreement, the determination by the Independent Accounting Firm of the Closing Adjustment Amounts, as set forth in a written notice delivered to Buyer and the Company by the Independent Accounting Firm in accordance with this Agreement shall be binding and conclusive on Buyer and the Company.

(vii)         The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 1.4 are referred to herein collectively as the “Final Adjustment Amounts” and individually as the “Final U.S. Net Assets”, the “Final Canadian Net Assets”, respectively, and the Preliminary Closing Balance Sheet, as revised reflect the Final Adjustment Amounts, shall be referred to herein as the “Final Closing Balance Sheet”.

(viii)        Buyer and the Company agree that the procedures set forth in this Section 1.4 for resolving disputes with respect to the Preliminary Closing Balance Sheet and the calculation of Closing Adjustment Amounts shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any Party from instituting any Action to enforce any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction.  Except for any dispute to the extent relating to any interpretation of Law or terms of this Agreement, the substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud.  It is the intent of the Parties to have any determination of Unresolved Items by the Independent Accounting Firm proceed in an expeditious manner; however, any deadline or time period contained herein may be extended or modified by agreement of the Parties and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.  Any expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 1.4 shall be shared equally by Buyer and the Company.

(ix)          The final U.S. purchase price (the “Final U.S. Purchase Price”) shall be equal to the sum of (A) the Initial U.S. Purchase Price, (B) an amount equal to the Final U.S. Net Assets minus the Estimated U.S. Net Assets (which amount may be positive or negative) and (C) the Additional U.S. Purchase Price.  The amount derived by subtracting the sum of the Initial U.S. Purchase Price and the Additional U.S. Purchase Price from the Final U.S. Purchase Price is referred to as the “Final U.S. Closing Adjustment”.

(x)           The final Canadian purchase price (the “Final Canadian Purchase Price”) shall be equal to the sum of (A) the Initial Canadian Purchase Price and (B) an amount equal to the Final Canadian Net Assets minus the Estimated Canadian Net Assets (which amount may be positive or negative) and (C) the Additional Canadian Purchase Price.  The amount derived by subtracting the sum of the Initial Canadian Purchase Price and the Additional Canadian Purchase Price from the Final Canadian Purchase Price is referred to as the “Final Canadian Closing Adjustment”.

(xi)          Buyer (if sum of the Final U.S. Closing Adjustment and the Final Canadian Closing Adjustment is a positive number) or the Company (if sum of the Final U.S. Closing Adjustment and the Final Canadian Closing Adjustment is a negative number), as the case may be, shall (or shall cause their applicable Subsidiaries to), within five Business Days after the later of: (A) the determination of the Final U.S. Net Assets pursuant to this Section 1.4; and (B) the determination of the Final Canadian Net Assets pursuant to this Section 1.4 make payment to the other (or their applicable Subsidiaries) by wire transfer of immediately available funds to one or more accounts designated by the other (or their applicable Subsidiaries) an amount equal to the absolute value of the sum of the Final U.S. Closing Adjustment and the Final Canadian Closing Adjustment as determined pursuant to this Section 1.4.

Section 1.5            Economic Benefit of Fleet Business Between Measurement Time and Closing.  Without limiting any of the other covenants or agreements contained herein (including Section 4.1(a) or (b)), the Company shall (and shall cause its Subsidiaries to):

(a)           at or prior to the Measurement Time, transfer all cash and cash equivalents allocable to the Fleet Business as of the Measurement Time to a Fleet Subsidiary (such amount of cash and cash equivalents being reflected in the calculation of U.S. Net Assets and Canadian Net Assets as of the Measurement Time);

(b)           (i) prior to the Measurement Time, terminate any and all arrangements relating to cash sweeps or similar cash management arrangements between the Fleet Subsidiaries, on the one hand, and the Company and Non-Fleet Subsidiaries, on the other hand, and (ii) from and after the Measurement Time, (1) not transfer any cash or other assets or liabilities from the Fleet Subsidiaries, on the one hand, and the Company and Non-Fleet Subsidiaries, on the other hand, and (2) otherwise manage the cash, assets or liabilities of the Fleet Subsidiaries as if the Fleet Subsidiaries were a separate, standalone business distinct from the Company and the Non-Fleet Subsidiaries.

2.             Section 4.3(g) of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

(g)           The Company agrees to use its reasonable best efforts to take promptly any and all steps necessary to obtain the Third Party Consents set forth on Section 4.3(g) of the Company Disclosure Schedule, so as to enable the Parties to make and give effect to the amendments to the Financing Agreements described in Section 2.19(f) of the Company Disclosure Schedule in compliance with the Financing Agreements and to otherwise close the Transactions as soon as practicable.  Such reasonable best efforts of the Company may include the payment of reasonable consideration or the grant of reasonable concessions (it being understood that any concession that would reasonably be expected to be adverse to Buyer’s operation of the Fleet Business following the Closing will require Buyer’s prior written consent).  Buyer shall reasonably cooperate with the Company in connection with obtaining the Third Party Consents set forth on Section 4.3(g) of the Company Disclosure Schedule, but such cooperation shall not require Buyer to pay any consideration or grant any concession.  The Company shall promptly reimburse Buyer for any consideration paid or concession made by the Fleet Subsidiaries after the Measurement Time except to the extent such amounts were reflected in the calculation of U.S. Net Assets and Canadian Net Assets as of the Measurement Time.

3.             Section 4.11(a)(i) of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

(i)            The Company agrees to indemnify the Buyer Indemnitees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to:

(A)          all Taxes (other than Transfer Taxes) imposed on the Fleet Subsidiaries or any Fleet Equity Seller for (x) any taxable period ending on or prior to the Closing Date (other than any Canadian taxable period beginning at or after the Closing on the Closing Date) or (y) with respect to any taxable period beginning on or before and ending after the Closing Date (other than any Canadian taxable period beginning at or after the Closing on the Closing Date) (a “Straddle Period”), the portion of such

Straddle Period ending on the Closing Date, determined in the manner described in Section 4.11(a)(iv);

(B)                               all Taxes (other than Transfer Taxes) of any Person for which the Fleet Subsidiaries are (or become) liable (x) pursuant to U.S. Treasury Regulations Section 1.1502-6 or any similar provision of Law as a result of the Fleet Subsidiaries having been, at any time before the Closing, a member of an affiliated, consolidated or combined group for Tax purposes or (y) as a result of the Fleet Subsidiaries having become a transferee or successor to such Person on or before the Closing Date, or otherwise liable for the Taxes of such Person, which Taxes are for a taxable period (or portion thereof) ending on or prior to the Closing Date (other than any Canadian taxable period beginning at or after the Closing on the Closing Date), by Contract or otherwise (other than a liability arising (i) by actions taken after the Closing by Buyer or any of its Affiliates, (ii) under an agreement to indemnify another Person for Taxes that is part of or associated with a Lease Agreement or (iii) under a commercial contract the principal purpose of which does not relate to Taxes);

(C)                               any breach of the Specified Tax Representation;

(D)                               notwithstanding Section 4.11(a)(ii), all Taxes (other than Transfer Taxes) resulting from any breach of any covenant or agreement made or to be performed by the Company pursuant to Section 4.1(b)(v), Section 4.11(g)(i), Section 4.11(g)(ii) or Section 4.11(i) of this Agreement; and

(E)                                notwithstanding Section 4.11(a)(ii), all Taxes (including Taxes on income arising from cancellation of indebtedness, if any) arising from the matters set forth in Section 8.3(c) of the Company Disclosure Schedule.

For the avoidance of doubt, any Taxes arising from a transaction, other than any transaction contemplated by this Agreement, that is initiated by Buyer or any of its Affiliates (including, after the Closing, the Fleet Subsidiaries) outside the ordinary course of business on the Closing Date but after the Closing shall be treated as arising after the Closing Date for purposes of this Section 4.11.  For purposes of the preceding sentence, none of the matters set forth in Section 8.3(c) of the Company Disclosure Schedule shall be treated as having been initiated by Buyer or any of its Affiliates (including, after the Closing, the Fleet Subsidiaries).

4.                                      Section 4.15 of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

Section 4.15                                                          Cooperation; Intercompany Accounts.

(a)                                 Prior to the Measurement Time, the Company shall cause (i) any Fleet Asset held by the Company or a Non-Fleet Subsidiary to be transferred to a Fleet Subsidiary and

(ii) any Excluded Asset held by a Fleet Subsidiary to be transferred to the Company or a Non-Fleet Subsidiary.

(b)                                 Prior to the Measurement Time, except in the case of the Contracts set forth on Section 4.15(b) of the Company Disclosure Schedule, the Company shall cause (i) any Contract between the Company or any Non-Fleet Subsidiary, on the one hand, and any Fleet Subsidiary or the Fleet Business, on the other hand, to be terminated and (ii) any amounts owed to or by the Company or any Non-Fleet Subsidiary, on the one hand, and any Fleet Subsidiary or the Fleet Business, on the other hand, to be settled or otherwise extinguished. Amounts owed solely between Fleet Subsidiaries shall not be affected by this provision.

(c)                                  To the extent it is impractical for the Company to comply with the requirements of Section 4.15(a) or (b) prior to the Measurement Time, the Company shall take such other actions so that such non-compliance is economically neutral to Buyer and the Fleet Subsidiaries and Buyer and the Fleet Subsidiaries are put in the position they would have been at Closing if such requirements had been observed.

5.                                      Section 7.2 of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

Section 7.2                                                                 Indemnification.

(a)                                 Subject to Section 4.11 relating to Taxes and the provisions of this Article VII, including the limitations set forth in Section 7.4, effective at and after the Closing, the Company agrees to indemnify Buyer and its Affiliates (including the Fleet Subsidiaries), directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to:

(i)                                     any breach of any representation or warranty of the Company in Article II of this Agreement (other than the Fundamental Representations and the representations and warranties in Section 2.9);

(ii)                                  any breach of any Fundamental Representation;

(iii)                               any breach of any covenant or agreement made or to be performed by the Company pursuant to this Agreement;

(iv)                              any Excluded Liability; or

(v)                                 any of the matters set forth in Section 8.3(c) of the Company Disclosure Schedule.

(b)                                 Subject to Section 4.11 relating to Taxes and the provisions of this Article VII, including the limitations set forth in Section 7.4, effective at and after the Closing, Buyer agrees to indemnify the Fleet Equity Sellers and their respective Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the

“Seller Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to:

(i)                                     any breach of any representation or warranty of Buyer in Article III of this Agreement;

(ii)                                  any breach of any covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(iii)                               any Assumed Liability.

(c)                                  For purposes of Section 7.2(a)(i) and Section 7.2(a)(ii), each of (i) the determination of whether any breach of any representation or warranty (other than the representations and warranties in Section 2.5(b) and Section 2.6(b)) has occurred and (ii) the determination of the amount of Damages arising out of or relating to any breach of any representation of warranty (other than the representations and warranties in Section 2.5(b) and Section 2.6(b)) shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality or Fleet Material Adverse Effect.

6.                                      Section 8.13 of the Agreement is hereby amended by inserting the following defined terms:

“Additional Canadian Purchase Price” means (i) the Additional Purchase Price multiplied by (ii) the fraction obtained by dividing (A) the Initial Canadian Purchase Price by (B) the Initial Purchase Price.

“Additional Purchase Price” means $518,733.

“Additional U.S. Purchase Price” means (i) the Additional Purchase Price multiplied by (ii) the fraction obtained by dividing (A) the Initial U.S. Purchase Price by (B) the Initial Purchase Price.

“Initial Purchase Price” means the sum of the Initial Canadian Purchase Price and the Initial U.S. Purchase Price.

“Measurement Time” means 12:01 a.m Eastern time on July 1, 2014.

7.                                      The Company Disclosure Schedule shall be supplemented by the supplement thereto delivered by the Company to Buyer simultaneously with the execution of this Amendment.

8.                                      Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on prior to the execution of this Amendment. From the execution of this Amendment, any reference to the Agreement shall mean the Agreement as amended hereby.  In the event of any inconsistency or conflict between the terms and provisions of the Agreement and this Amendment, the terms and provisions of this Amendment shall govern and be binding. The terms and provisions contained in this Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and their respective assigns.

9.                                      This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic communication, facsimile or otherwise) to the other Party.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

PHH CORPORATION

By:	/s/ Glen A. Messina
Name: Glen A. Messina
Title: President and Chief Executive Officer

ELEMENT FINANCIAL CORPORATION

By:	/s/ Michel Beland
Name: Michel Beland
Title: Chief Financial Officer